Filed pursuant to Rule 424(b)(3)

File No. 333-187435

TEUCRIUM WTI CRUDE OIL FUND

Supplement dated August 1, 2014

to

Prospectus dated May 1, 2014

This supplement updates the prospectus of the Teucrium WTI Crude Oil Fund dated May 1, 2014 with the following information. It should be read in its entirety and kept together with your prospectus for future reference.

1. In the section of the prospectus captioned “Management of the Sponsor,” the paragraph containing information specific to Carl N. (Chuck) Miller III is deleted in its entirety, as well as any individual references to Mr. Miller, and is replaced with the following sentence:

Carl N. (Chuck) Miller III is a principal of the Sponsor through his ownership interest in the Sponsor.

2. In the section of the prospectus captioned “LEGAL MATTERS – Experts,” the following paragraph is added:

On June 30, 2014, KPMG LLP (“KPMG”) acquired certain assets of ROTHSTEIN-KASS, P.A. (d/b/a Rothstein Kass & Company, P.C.) and certain of its affiliates (“Rothstein Kass”), the independent registered public accounting firm for Teucrium Commodity Trust (the “Trust”) and the Teucrium WTI Crude Oil Fund (the “Fund”). As a result of this transaction, on June 30, 2014, Rothstein Kass resigned as the independent registered public accounting firm for the Trust and the Fund.

The authorized officers of Teucrium Trading, LLC, the Sponsor of the Trust and the Fund (the “Company”), previously approved the engagement of KPMG as the new independent registered public accounting firm for the Company, the Trust and the Fund subject to KPMG completing its standard client evaluation procedures and accepting the engagement. As of July 29, 2014, KPMG has completed its client evaluation procedures and accepted the engagement.